Exhibit 99.1

ChinaCache Announces Change of Management

Beijing, September 7, 2017 — ChinaCache International Holdings Ltd.  (“ChinaCache” or the “Company”) (Nasdaq: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that Mr. Naijiang Zhou stepped down from his role as the Company’s interim Chief Financial Officer, effective September 6, 2017.

“I would like to thank Mr. Naijiang Zhou for stepping in as interim Chief Financial Officer and driving the Company’s critical initiatives with his professionalism and financial expertise.” said Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache.

Ms. Fengye Gao, Financial Controller of the Company, will assume the responsibilities as the Company’s principal financial and accounting officer following Mr. Zhou’s resignation as the interim Chief Finance Officer.  The Company intends to search for a permanent Chief Financial Officer.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department
ChinaCache International Holdings
Tel: +86 10 6408 5306
Email: ir@chinacache.com

Mr. Ross Warner
The Piacente Group | Investor Relations
Tel: +86 10 5730-6200
Email: chinacache@tpg-ir.com

Ms. Brandi Piacente
The Piacente Group | Investor Relations
Tel: +1 212-481-2050
Email: chinacache@tpg-ir.com